Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

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Sibanye Stillwater

MARKET RELEASE

Changes to Board member capacity and Board committees

Johannesburg, 24 March 2025: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) advises shareholders that due to the following Board members reaching 12-year tenures they are no longer regarded as independent and are now classified as "non-executive directors":

1. Mr. R P Menell (Richard Menell)
2. Mr. T J Cumming (Tim Cumming)
3. Mr. K A Rayner (Keith Rayner)
4. Mr. J S Vilakazi (Jerry Vilakazi)

Keith Rayner, the current Chairman of the Audit Committee, along with Richard Menell and Tim Cumming, will step down as Chairman and members of the Audit Committee at the 2025 Annual General Meeting (AGM) and Terence Nombembe will be put forward for election as the Chairman of the Audit Committee at the 2025 AGM.

Tim Cumming will remain as Chairman of the Remuneration Committee until the AGM in May 2026. A robust succession plan that prioritises independence and gender diversity is ongoing for this role. This is in line with the King IV recommended practices to be considered on an apply and explain basis. Tim Cumming will also retire as a member of the Board at the 2026 AGM.

For stability and corporate memory Richard Menell, Keith Rayner and Jerry Vilakazi will remain members of the Nominating and Governance Committee as non-executive directors until their retirement at the 2027, 2028 and 2028 AGMs respectively. The Board will however ensure that a majority of members of the Nominating and Governance Committee are independent by appointing new independent members to the Nominating and Governance Committee.

Additionally, as the Investment Committee and the Safety and Health Committees are not statutory committees, their Terms of References were amended to permit a non-independent Chair. Keith Rayner and Jerry Vilakazi will therefore remain as chairpersons of the Investment Committee and the Health and Safety Committee, respectively, until their retirement at the 2028 AGM. Succession for these chairpersons is underway.

These changes are aimed at enhancing the effectiveness and continuity of the Board in line with established good governance practices. The Board remains committed to maintaining high standards of governance and ensuring that all regulatory requirements are met.

This announcement is made in accordance with Section 3.59(c) of the Listings Requirements of the JSE Limited, and the above changes are effective immediately.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information, see www.sibanyestillwater.com.

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER